UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 57788 / May 7, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13014

In the Matter of
 	
Advanced Precision Technology, Inc.
    (n/k/a Exact Identification Corp.),
Alta Gold Co.,
Decisionlink, Inc.,
Enviro Energy Corp., and
Wavo Corp.
 	
    Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO ENVIRO ENERGY CORP.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Enviro Energy Corp. ("Enviro Energy" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on April 21, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Enviro Energy Corp. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Enviro Energy (CIK No. 1107080) is a Delaware corporation located in Dallas, Texas. At all times relevant to this proceeding, the securities of Enviro Energy have been registered under Exchange Act Section 12(g). As of April 15, 2008, the common stock of Enviro Energy was quoted on the Pink Sheets, had twelve market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

      2.   Enviro Energy has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended March 31, 2004.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                              Nancy M. Morris
                              Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.